UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934




                                JAGGED PEAK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    47008R103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 14, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 47008R103
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,405,522 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,405,522 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,405,522 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,405,522 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,405,522 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.99%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

-----------------------
      * As of December 14, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into common stock, par value $0.001 per share (the "Shares"), of Jagged Peak, Inc., a Nevada corporation (the "Company"), at a conversion rate of $1.00 per share, subject to certain adjustments (the "Term Note") and (ii) a warrant (the "Warrant") to acquire 706,000 Shares, at an exercise price of $0.01 per share. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 47008R103
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Laurus Capital Management, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,405,522 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,405,522 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,405,522 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,405,522 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,405,522 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

-----------------------
      * As of December 14, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into common stock, par value $0.001 per share (the "Shares"), of Jagged Peak, Inc., a Nevada corporation (the "Company"), at a conversion rate of $1.00 per share, subject to certain adjustments (the "Term Note") and (ii) a warrant (the "Warrant") to acquire 706,000 Shares, at an exercise price of $0.01 per share. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 47008R103
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,405,522 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,405,522 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,405,522 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,405,522 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,405,522 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

-----------------------
      * As of December 14, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into common stock, par value $0.001 per share (the "Shares"), of Jagged Peak, Inc., a Nevada corporation (the "Company"), at a conversion rate of $1.00 per share, subject to certain adjustments (the "Term Note") and (ii) a warrant (the "Warrant") to acquire 706,000 Shares, at an exercise price of $0.01 per share. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 47008R103
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Eugene Grin

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,405,522 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,405,522 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,405,522 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,405,522 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,405,522 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

-----------------------
      * As of December 14, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into common stock, par value $0.001 per share (the "Shares"), of Jagged Peak, Inc., a Nevada corporation (the "Company"), at a conversion rate of $1.00 per share, subject to certain adjustments (the "Term Note") and (ii) a warrant (the "Warrant") to acquire 706,000 Shares, at an exercise price of $0.01 per share. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).     Name of Issuer: JAGGED PEAK, INC.


Item 1(b).     Address of Issuer's Principal Executive Offices:
               13577 Feather Sound Drive, Suite 330, Clearwater, Florida 33762

Item 2(a).     Name of Person Filing: Laurus Master Fund, Ltd.

                        This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).     Citizenship:  Cayman Islands

Item 2(d).     Title of Class of Securities:  Common Stock

Item 2(e).     CUSIP Number:  47008R103

Item 3.        Not Applicable

Item 4.        Ownership:

        (a)    Amount Beneficially Owned: 1,405,522 shares of Common Stock*

        (b)    Percent of Class: 9.99%*

        (c)    Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 1,405,522 shares of Common Stock*

               (ii) shared power to vote or to direct the vote: 1,405,522 shares of Common Stock*

               (iii) sole  power to dispose  or to direct  the  disposition  of:
                     1,405,522 shares of Common Stock*

               iv)   shared  power to dispose or to direct the  disposition  of:
                     1,405,522 shares of Common Stock*

Item5.         Ownership of Five Percent or Less of a Class: Not applicable

Item6.         Ownership of More than Five Percent on Behalf of Another  Person:
               Not applicable

Item7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item8. Identification and Classification of Members of the Group: Not applicable

Item9.         Notice of Dissolution of Group: Not applicable

Item10.        Certification:


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



-----------------------
      * As of December 14, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Secured Convertible Term Note, in the aggregate initial principal amount of $2,000,000, which is convertible into common stock, par value $0.001 per share (the "Shares"), of Jagged Peak, Inc., a Nevada corporation (the "Company"), at a conversion rate of $1.00 per share, subject to certain adjustments (the "Term Note") and (ii) a warrant (the "Warrant") to acquire 706,000 Shares, at an exercise price of $0.01 per share. Each of the Term Note, and Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 22, 2006
                                             --------------------------
                                             Date



                                             //s// David Grin
                                             --------------------------
                                             David Grin
                                             Director

APPENDIX A


A. Name:                        Laurus Capital Management, LLC, a Delaware
                                limited liability company
   Business                     825 Third Avenue, 14th Floor
   Address:                     New York, New York 10022
   Place of Organization:       Delaware


B. Name:                        Eugene Grin
   Business                     825 Third Avenue, 14th Floor
   Address:                     New York, New York 10022

   Principal                    Director of Laurus Master Fund, Ltd.
   Occupation:                  Principal of Laurus Capital Management, LLC
   Citizenship:                 United States



C. Name:                        David Grin
   Business                     825 Third Avenue, 14th Floor
   Address:                     New York, New York 10022

   Principal                    Director of Laurus Master Fund, Ltd.
   Occupation:                  Principal of Laurus Capital Management, LLC
   Citizenship:                 Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


  //s// David Grin
-------------------------------------------
    David Grin
    Principal
    December 22, 2006



  //s// David Grin
-------------------------------------------
    David Grin, on his individual behalf
    December 22, 2006




  //s// Eugene Grin
-------------------------------------------
    Eugene Grin, on his individual behalf
    December 22, 2006